LORD ABBETT AFFILIATED FUND, INC.

LORD ABBETT MID-CAP VALUE FUND, INC.

LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

June 28, 2010

VIA EDGAR

Mr. Richard Pfordte

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett Affiliated Fund, Inc. (“Affiliated Fund”) File Nos. 002-10638 and 811-00005

Lord Abbett Mid-Cap Value Fund, Inc. (“Mid Cap Value Fund”) File Nos. 002-82544 and 811-03691

Lord Abbett Securities Trust (“Securities Trust”) File Nos. 033-58846 and 811-07538

Dear Mr. Pfordte:

This letter responds to comments you or members of the Securities and Exchange Commission (the “Commission”) staff provided to Brooke A. Fapohunda and Amy E. Shapiro of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to Affiliated Fund, Mid Cap Value Fund, and Securities Trust, regarding the following Post-Effective Amendments to the Registration Statements on Form N-1A filed via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended: (i) Post-Effective Amendment No. 991 on behalf of Affiliated Fund; (ii) Post-Effective Amendment No. 352 on behalf of Mid Cap Value Fund; and (iii) Post-Effective Amendment No. 613 on behalf of Securities Trust.

Part A – Prospectus

1.	Please use the exact wording of Form N-1A as follows:

(A) In the sentence “You may qualify for a sales charge if you and certain members of your family invest…” delete “certain members of.”

[1]	SEC Accession No. 0001193125-09-259385
[2]	SEC Accession No. 0001193125-10-040513
[3]	SEC Accession No. 0001193125-09-261066

Mr. Richard Pfordte

June 28, 2010

Response: We elect to maintain the current language. We note that General Instruction C.1(d) of Form N-1A states: “The requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” In addition, Instruction 1(b) to Item 3 states that a “Fund may modify the narrative explanations if the explanation contains comparable information….” Under the terms of the prospectus, purchases of certain family members may count towards reductions in sales charges. We believe that this variance in disclosure is appropriate and more precise for the circumstances involved.

(B) Make the changes in the following sentence: “More information about these and other discounts are available from your financial professional and in “Sales Charges – Class A Share Front-End Sales Charge” on page [    ] of the Fund’s prospectus and “Purchases, Redemptions, Pricing, and Payments to Dealers” on page [    ] of the Fund’s statement of additional information (“SAI”). (Emphasis added.)

Response: We will make the requested change in future filings.

(C) In the fee table, the caption “Total Operating Expenses” should be replaced with “Total Annual Fund Operating Expenses.”

Response: We have made the requested change.

(D) In the example, please delete (i) “at the maximum sales charge if any,” (ii) “that dividends and distributions are reinvested,” and (iii) the information provided about contingent deferred sales charges (“CDSCs”).

Response: We elect to maintain the current language. Please see our response to comment 1(A). In particular, we believe that the variance in disclosure is appropriate and more precisely defines the expense data presented.

(E) In the paragraph under the bar chart, please delete the following sentences: “The Fund’s average annual total returns include applicable sales charges as follows: for Class A shares, the current maximum front-end sales charge of 5.75%, for Class B shares, the current CDSC of 4.00% for the one-year period and 1.00% for the five-year period; and for Class C shares, the performance shown is at net asset value (“NAV”) because there is no CDSC for Class C shares for any period one year or greater. There are no sales charges for Class F, I, P, R2, and R3 shares. Class B shares automatically convert to Class A shares at approximately eight years after purchase. All returns for Class B shares for periods greater than eight years reflect this conversion.”

Mr. Richard Pfordte

June 28, 2010

Response: The above sentences are intended to clarify that the bar chart provides data at net asset value, whereas the table provides data at maximum offering price. We will take this comment under consideration; however, at this time we intend to maintain the current language.

(F) In the performance table, the index should be followed by “(reflects no deductions for fees, expenses, or taxes).”

Response: We have made the requested change.

(G) Under the heading “Payments to Broker-Dealers and Other Financial Intermediaries,” please use the exact language of the Form.

Response: We elect to maintain the current language. Item 8 states: “A Fund may modify the statement if the modified statement contains comparable information.” We believe that our statement provides comparable information and is more precise for the circumstances involved.

2. In the footnote to the fee table, please clarify that each impacted Fund’s contractual management fee waiver/expense reimbursement agreement expires in 2011 and state how the agreement may be terminated. Please confirm in your comment response letter that the Fund’s investment adviser may not recoup any amounts previously reimbursed under the agreement and file a copy of the agreement as an exhibit to the Registration Statement.

Response: We have made the requested change. Lord Abbett may not recoup any amounts previously reimbursed under a Fund’s contractual management fee waiver/expense reimbursement agreement. Copies of such agreements are included as exhibits to the registration statements filed with the Commission.

3. Please indicate any maximum percentage limitation that applies to a Fund’s investments in foreign securities and derivatives or state that one does not apply.

Response: Any applicable percentage limitations on a Fund’s investments in foreign securities and derivatives are stated in the Fund’s prospectus.

4. Please include updated performance for any share classes for which annual total returns now are available for five calendar years.

Response: We have made the requested change.

5. The Commission staff has taken the view that a fund whose name includes the term “international” should, under normal market conditions invest at

Mr. Richard Pfordte

June 28, 2010

least 40% of its net assets in non-U.S. securities. Please incorporate appropriate disclosure to that effect with respect to each Fund whose name includes the term “international.”

Response: Each such Fund’s principal investment strategy disclosure currently states that the Fund invests primarily in foreign securities within a particular capitalization range or style. We understand that the Commission views the term “primarily” to mean 66% to 80% and views the term “foreign” to mean non-U.S. Accordingly, we believe that no changes are necessary, but will clarify in the SAI the range of percentages associated with terms such as “primarily.”

6. The Large Cap Value Fund’s prospectus states that its capitalization range mirrors that of the Russell 1000® Index, which was approximately $600 million to $341.1 billion as of June 30, 2009. Please explain how the low end of this range comports with large cap investing.

Response: The Russell 1000® Index tracks the performance of the 1,000 largest publicly traded U.S. companies. The market capitalization range of the companies included in the Index – and, accordingly, the market capitalization range of companies in which the Fund invests – varies over time due to market and general economic conditions, and can be expected to vary widely during periods of exceptional growth or retraction. We note that the range is stated as of a date less than four months after the major stock market indices fell to their lowest levels since 1997, which we believe explains the unusually low starting point of the range.

7. In the Affiliated Fund’s prospectus, please explain what measure you are using to determine whether a security is undervalued.

Response: The Fund’s prospectus includes disclosure that this determination is made based on “certain financial measurements of intrinsic worth or business prospects and have the potential for capital appreciation.” Accordingly, we believe that no changes are necessary.

8. In the Mid Cap Value Fund’s prospectus, under Principal Investment Strategies, please identify if the Fund invests in U.S. or U.S. and foreign companies.

Response: Under Principal Investment Strategies in the “foreign company securities” bullet point, the Fund states: “The Fund also may invest up to 10% of its net assets in securities issued by foreign companies that primarily are traded outside of the U.S.”

9. In the Mid Cap Value Fund’s prospectus, under Principal Investment Strategies, please delete “such as” from the following bullet point: “Equity

Mr. Richard Pfordte

June 28, 2010

securities, such as common stocks, preferred stocks, convertible securities and equity interests in trusts, partnerships and limited liability companies.”

Response: We will make the requested change in future filings.

10. In the Mid Cap Value Fund’s prospectus, under Principal Investment Strategies, please delete “such as” and change “efficiently gain investment exposure” to “for speculative purposes” in the following bullet point: “Derivatives, such as options or futures, which the Fund may use to protect gains in the Fund’s portfolio, hedge against certain risks, or efficiently gain investment exposure.”

Response: We will revise the bullet point in future filings regarding the Fund’s use of derivatives for hedging and non-hedging purposes and to delete the term “such as.”

11. In the Mid Cap Value Fund’s prospectus, please distinguish between “sponsored” and “unsponsored” American Depositary Receipts (“ADRs”) and disclose that the risks are greater for unsponsored ADRs.

Response: We will make the requested change in future filings.

12. In the Mid Cap Value Fund’s prospectus, after the sentence that states that the Fund may invest its assets in a temporary manner, please add the following sentence: “The Fund may not meet its investment objective.”

Response: We will make the requested change in future filings.

13. In the Mid Cap Value Fund’s statutory prospectus, under Principal Investment Strategies, please delete the first two words from the following sentence: “Some examples of the types of derivatives in which the Fund may invest are options, futures, forward contracts, and swap agreements.”

Response: We will make the requested change in future filings.

14. In the Mid Cap Value Fund’s statutory prospectus, under Principal Risks, because the Fund invests primarily in common stock, please add the risks of common stock.

Response: We will make the requested change in future filings.

Mr. Richard Pfordte

June 28, 2010

15. In the Mid Cap Value Fund’s statutory prospectus, please consider summarizing the discussion regarding the Fund’s investments in different industries under Principal Risks in Item 4.

Response: We will make the requested change in future filings.

16. In the Mid Cap Value Fund’s statutory prospectus, please confirm that it is the adviser who pays the CDSC to the shareholder (and not the Fund) in the following sentence: “If you paid a CDSC when you redeemed your shares, you will be credited with the amount of the CDSC.”

Response: We confirm that it is the Fund’s adviser or the Fund’s distributor that reimburses the CDSC to the shareholder (and not the Fund).

17. Regarding the following sentence in the Mid Cap Value Fund’s statutory prospectus, “The Fund reserves the right to pay redemption proceeds in whole or in part by distributing securities from the Fund’s portfolio,” please specify that the Fund may redeem in kind with liquid securities (or disclose the risks).

Response: We will make the requested change in future filings.

Part B – SAI

18. In the Mid Cap Value Fund’s SAI, please confirm that all principal investment strategies are summarized in the prospectus and that the Fund separates principal from non-principal investment strategies.

Response: We confirm that all principal investment strategies are summarized in the prospectus. The Fund’s SAI includes disclosure regarding the Fund’s non-principal investment strategies.

19. In the Mid Cap Value Fund’s SAI, fundamental investment restriction #4 states: “The Fund may not make loans to other persons, except that the acquisition of bonds, debentures or other corporate debt securities and investments in government obligations, commercial paper, pass-through instruments, certificates of deposit, bankers’ acceptances, repurchase agreements or any similar instruments shall not be subject to this limitation, and except further that the Fund may lend its portfolio securities, provided that the lending of portfolio securities may be made only in accordance with applicable law.” Please explain (in a footnote or otherwise) that lending of portfolio securities is limited to one-third of the Fund’s total assets.

Response: In the section of the SAI titled “Investment Policies—Securities Lending,” the Fund currently states: “Although the Fund has no current intention of

Mr. Richard Pfordte

June 28, 2010

doing so, the Fund may lend portfolio securities to registered broker-dealers. These loans may not exceed 30% of the Fund’s total assets.”

20. In the Mid Cap Value Fund’s SAI, if the Fund can enter into reverse repurchase agreements, please explain in a footnote for fundamental investment restriction #2 that reverse repurchase agreements are included in the one-third limit.

Response: We will make the requested change in future filings.

21. In the Mid Cap Value Fund’s SAI, please state in your response letter that for fundamental investment restriction #6 (diversification policy), you interpret “gross” to mean “total” (i.e., that our definition of diversified is the same as the definition provided in Section 5 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)).

Response: We interpret “gross” to mean “total” as used in Section 5 under the Investment Company Act.

22. In the Mid Cap Value Fund’s SAI, with respect to non-fundamental investment restriction #1, please explain that there is a 5% limit for short sales.

Response: In the section of the SAI titled “Investment Policies—Short Sales,” the Fund states: “The Fund does not intend to have more than 5% of its net assets (determined at the time of short sale) subject to short sales.”

23. In the Mid Cap Value Fund’s SAI, please delete “knowingly” from non-fundamental investment restriction #2 (regarding investments in illiquid securities).

Response: The Fund’s Board of Directors must approve any change to the non-fundamental investment restriction. The Fund will take the comment under consideration.

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If you have any questions, please call the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips

Vice President and Assistant Secretary